02053942

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caldwell Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

931 Hartz Way #100
(No. and Street)

Danville (City) CA (State) 94526-3400 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Helmer (925) 838-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Barbara F.
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

SEC MAIL PROCESSING RECEIVED DEC 0 3 2002 WASH. D.C. 180

PROCESSED DEC 1 1 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Helmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caldwell Securities, Incorporated, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY DOLORES HELMER
COMM. # 1376678
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. OCT. 23, 2006

Mary Dolores Helmer
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALDWELL SECURITIES, INCORPORATED

For the Fiscal Year Ended
September 30, 2002

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT
865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Caldwell Securities, Incorporated
September 30, 2002

Table of Contents

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
of Caldwell Securities, Incorporated

I have audited the Statement of Financial Condition of Caldwell Securities, Incorporated, a California Corporation, as of September 30, 2002 and the related Statements of Operations, Cash Flows, and Statement of Changes in Shareholder's Equity for the fiscal year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors, Computation of Net Capital and other schedules (h-n) on pages six through nine are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Certified Public Accountant
November 8, 2002

Schedule (b)

Caldwell Securities, Incorporated
Statement of Financial Condition
September 30, 2002

ASSETS

Current Assets		
Cash		$ 73,429.01
Accounts receivable		569.54
Prepaid expenses		1,291.46
Total Current Assets		75,290.01
Fixed Assets		
Furniture, fixtures and equipment (Note 2)	65,813.78	
Accumulated depreciation	(64,816.78)	
Total Fixed Assets		997.00
Refundable deposits		800.00
Secured demand note (Note 4)		185,000.00
Total Assets		$ 262,087.01

LIABILITIES

Current Liabilities	
Bonus due to shareholder (Note 7)	$ 3,000.00
Accounts payable	467.76
Payroll liabilities	4,543.44
Federal taxes payable	566.00
Franchise taxes payable	851.00
Pension payable	14,925.00
Total Current Liabilities	24,353.20
Deferred taxes (Note 2)	63.01
Secured demand note payable (Note 4)	185,000.00
Total Liabilities	209,416.21

SHAREHOLDER'S EQUITY

Common stock	
Authorized 10,000 shares	
Issued 100 shares - $10 par	1,000.00
Additional paid in capital	5,000.00
Retained earnings	46,670.80
Total Shareholder's Equity	52,670.80
Total Liabilities and Shareholder's Equity	$ 262,087.01

The accompanying notes are an integral part of these financial statements.

Schedule (c)

Caldwell Securities, Incorporated
Statement of Operations
For the Fiscal Year ended September 30, 2002

Income	
Commissions – listed and over the counter	$ 150.00
Commissions – other	7,151.61
Mutual funds service fees	1,784.85
Advisory fees	236,618.41
Other income	5,000.00
Dividends	6,940.26
Interest income	925.65
Total Income	258,570.78
Expenses	
Officer's salary	128,500.00
Staff salary	11,077.53
Employee benefits and payroll taxes	20,350.71
Pension and profit sharing	18,975.00
Regulatory fees	966.00
Communications	18,838.94
Promotion	12,458.59
Occupancy	13,734.28
Depreciation (Note 2)	3,472.17
Automobile expense	6,802.96
Travel	3,401.24
Dues and subscriptions	6,513.78
Consultants and professional fees	5,288.75
Commissions paid	1,750.76
Other expenses	1,022.79
Total Expenses	253,153.50
Net Income Before Taxes	5,417.28
Deferred tax benefit – federal (Note 2)	84.87
Current taxes – federal	(565.96)
Current taxes – state	(862.00)
Net income after taxes	$ 4,074.19

The accompanying notes are an integral part of these financial statements

Schedule (d)

Caldwell Securities, Incorporated
Statement of Cash Flows
For the Fiscal Year ended September 30, 2002

Increases (Decreases) in Cash and Cash Equivalents		
Operating Activities		
Net earnings		$ 4,074.19
Adjustment to reconcile net earnings to net cash provided by operating activities		
Depreciation		3,472.17
Changes in current assets and liabilities		
Decrease in accounts receivable	$ (323.18)	
Decrease in prepaid expenses	(196.22)	
Decrease in accounts payable	(16,573.72)	
Increase in payroll taxes payable	496.39	
Increase in federal tax payable	566.00	
Increase in franchise tax payable	851.00	
Decrease in deferred federal taxes	(84.89)	
Decrease in accrued pension	7,575.00	
Net changes in current assets and liabilities		(7,689.62)
Net cash used by operations		$ (143.26)
Investing Activities		0
Financing Activities		0
Decrease in cash and cash and cash equivalents		(143.26)
Cash at the beginning of the fiscal year		73,572.27
Cash and cash equivalents at the end of the year		$ 73,429.01

Supplemental disclosures of cash flow information:

- The company paid no income tax to the Internal Revenue Service or Franchise Tax Board during the fiscal year.
- No interest was paid in this fiscal year.

Caldwell Securities, Incorporated
Statement of Changes in Shareholder's Equity
and
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Fiscal Year ended September 30, 2002

Schedule (e)

Changes in Shareholder's Equity

Shareholder's Equity – September 30, 2001	$ 48,596.61
Net Income October 1, 2000 - September 30, 2002	4,074.19
Shareholder's Equity – September 30, 2002	$ 52,670.80

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

Liabilities subordinated to claims of general creditors – September 30, 2001	$185,000.00
Liabilities subordinated to claims of general creditors – September 30, 2002	185,000.00
Change in liabilities subordinated to claims of general creditors	$ 0

The accompanying notes are an integral part of these financial statements

Schedule (g)

Caldwell Securities, Incorporated
Computation of Net Capital
For the Fiscal Year ended September 30, 2002

Total ownership from Statement of Financial Condition		$ 52,670.80
Add:		
Liabilities subordinated to claims of general creditors allowed in this computation		185,000.00
Total Capital and Allowed Subordinated Liabilities		$ 237,670.80
Deduct:		
Non-allowable assets		
Fixed assets (net of depreciation)	$ 997.00	
Prepaid expenses	1,291.46	
Refundable deposits	800.00	
Total non-allowed assets		(3,088.46)
Net Capital		$ 234,582.34

Reconciliation between Unaudited and Audited Report		$ 237,258.00
Unaudited report, September 30, 2002		
Increase September 30, 2002 accounts payable	(1,521.69)	
Increase September 30, 2002 payroll tax liability	(108.75)	
Increase September 30, 2002 pension liability	(1,125.00)	
Increase September 30, 2002 federal taxes payable	846.04	
Increase September 30, 2002 state taxes payable	(851.00)	
Decrease deferred federal taxes	84.89	
Rounding error	(.15)	
Total reconciling items		(2,675.66)
Net Capital		$ 234,582.34

The accompanying notes are an integral part of these financial statements

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2002

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-3

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities."

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3. .

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Caldwell Securities, Incorporated
Miscellaneous Schedules
For the Fiscal Year ended September 30, 2002

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Schedule (m)

Supplemental SIPC Schedule

Not applicable

The accompanying notes are an integral part of these financial statements

Schedule (n)

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Board of Directors
Caldwell Securities, Incorporated

Report on Internal Control

In planning and performing my audit of the financial statements of Caldwell Securities, Incorporated for the year ended September 30, 2002 I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill
Certified Public Accountant
November 8, 2002

Caldwell Securities Incorporated
Notes to the Financial Statements
For the Fiscal Year Ended September 30, 2002

Note 1 – Brief History

Caldwell Securities was incorporated February 16, 1982 and began operations on June 1, 1982. The corporation is duly registered as a securities broker-dealer and investment advisor. A member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation, it clears the majority of its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. in Los Angeles, California. It self-clears a small number of transactions, usually involving dual agency crosses of shares of three independent community banks in northern California. The Company's primary source of revenue is providing fee-based investment advisory services to customers, who are predominately middle to upper income individuals and their estates, trusts and pension and retirement plans.

Note 2 – Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line method over their estimated useful lives, from three to seven years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Depreciation taken for this fiscal year is $3,472.17.

Provisions for Federal Income and California Franchise taxes are provided as applicable. The difference between book and tax income taxes is being carried as a deferred tax liability. At September 30, 2002 this amounted to $63.01, federal, and nothing for state. This deferred tax is the result of the difference between straight-line depreciation and an IRC Section 179 expense election or other accelerated depreciation taken on assets placed in service in prior years.

The company also has recorded liabilities for $566 federal and $851state income taxes for the year ended September 30, 2002.

Note 3 – Concentrations

The Company has no known concentrations of either customer base or investments that would make the Company vulnerable to the risk of a near-term severe impact.

Note 4 – Seccured Demand Note

The Company has a notes receivable from John C. Helmer, President and CEO of Caldwell Securities, Inc. and corresponding notes payable by Caldwell Securities, Incorporated to John C. Helmer for $185,000. These non-interest bearing subordinated agreements are made pursuant to the capital requirements of 17 CFR 240.15c3-1 of the rules and regulations of the National Association of Securities Dealers, Inc. The original note was executed on June 30, 1997 for $120,000. The term of thate note is 10 years from June 30, 1997 to July 1, 2007. On November 27, 2000 the corporation and John C. Helmer executed a supplementary note with the same terms for $65,000, making the total $185,000.
John C. Helmer owns securities that collateralize these agreements and they consist of the following securities with market values as indicated at September 30, 2002. Only the required collateral value of $185,000 has been recorded in these financial statements:

Number of Shares	Description	Market per Share	Market Value
4800	Cascade Corporation	14.050	$ 67,440
1500	Mine Safety Appliance Co.	39.190	58,785
2500	Modine Manufacturing Co.	19.020	47,550
500	Mueller Paul Co.	26.554	13,277
2800	Sturm Ruger & Co.	12.200	34,160
3000	Giga Tronics	1.060	3,180
1000	Ennis Business Forms	13.050	13,050
5,388	Growth Fund of America	17.290	93,158
	Total		330,600

No gain or loss continengies for the above have been recorded because only $185,000, less than 70% of the value of these securities is being carried on the books of the Company.

Note 5 – Leases

In June 1996 the Company entered into a five-year lease agreement for office space on Hartz Way in Danville. In April 2001 the Company renewed this lease for another five year term with the following lease payaments:

Year	Per month	Per year
Oct 2002 – Sept 2003	1000 / 1025	12,075
Oct 2003 – Sept 2004	1025 / 1050	12,375
Oct 2004 – Sept 2005	1050 / 1075	12,675
Oct 2005 – June 2006	1075	9,675
Total		$46,800

Note 6 – Pension and Profit Sharing Plan

The Company has an approved pension plan which allows a maximum contribution of 15% of compensation for eligible employees who work more than one thousand hours a year and have been continuously employed by the Company for two years. John Helmer, the president of the corporation, is the only full time employee who is eligible to participate in the plan. This year the Company elected to contribute the maximum $18,975 to this plan. $14,925 was unfunded and due on September 30, 2002.

Note 7 – Related Party Transaction

In September 2002 the Company authorized a $3,000 bonus to shareholder that was payable at year-end.